

May 7, 2025

Patrick O'Connell
Executive Vice President and Chief Financial Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

      Re: AMC Networks Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 001-35106

Dear Patrick O'Connell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology